EXHIBIT 1
                                                                 Sub-Item 77C

                  GENERAL CALIFORNIA MUNICIPAL BOND FUND, INC.

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special  Meeting of  Shareholders  of General  California  Municipal Bond
Fund, Inc. (the "Fund") was held on October 18, 2004. Out of a total of 16,135,323.312 shares ("Shares") entitled to a vote at the meeting, a total of 9,681,044.710 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

     An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "Acquiring Fund"), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund's Class Z shares having an aggregate net asset value equal to the value of the Fund's assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.



         Affirmative Votes          Negative Votes            Abstained Votes
         8,126,038.364              849,900.694               705,105.652